

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Mr. Paul Pion
Chief Financial Officer
Cantor Fitzgerald Income Trust, Inc.
110 E. 59th Street
New York, NY 10022

> **Re: Cantor Fitzgerald Income Trust, Inc.**
> **Form 10-K For the Fiscal Year Ending December 31, 2023**
> **File No. 000-56043**

Dear Mr. Paul Pion:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K For the Fiscal Year Ending 12/31/2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Net Asset Value, page 67

1. We note the average NAV per share was $22.08 as of December 31, 2023, compared to $26.82 as of December 31, 2022. Please tell us what factors lead to the decrease in the estimated NAV. Additionally, enhance your disclosure in future filings by including the factors that contributed to any significant increase or decrease in estimated NAV over comparative periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction